                                                                 Exhibit (12)(b)

                            CONSUMERS ENERGY COMPANY
       Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
                                and Distributions
                              (Millions of Dollars)

                                                     Years Ended December 31

                                             2006     2005     2004     2003     2002
                                            -----    -----    -----    -----    -----
                                                      (b)
Earnings as defined (a)
Pretax income from continuing operations    $ 167    $(590)   $ 439    $ 333    $ 543
Exclude equity basis subsidiaries (c)          (1)      (1)      (1)     (42)     (53)
Include equity basis dividends
received (c)                                   --       --       --       45       15
Fixed charges as defined, adjusted to
exclude capitalized interest of $10,
$38, $(25), $9, and $12 for the years
ended December 31, 2006, 2005, 2004,
2003, and 2002, respectively. (d)             300      281      373      255      225
                                            -----    -----    -----    -----    -----
Earnings as defined                         $ 466    $(310)   $ 811    $ 591    $ 730
                                            =====    =====    =====    =====    =====

Fixed charges as defined (a)
Interest on long-term debt (e)              $ 282    $ 304    $ 328    $ 241    $ 153
Estimated interest portion of lease
rental                                          8        6        4        7       10
Other interest charges                         17        6       13       13       27
Preferred dividends and
distributions (e)                               3        3        3        3       47
                                            -----    -----    -----    -----    -----
Fixed charges as defined                    $ 310    $ 319    $ 348    $ 264    $ 237
                                            =====    =====    =====    =====    =====
Ratio of earnings to combined fixed
charges and preferred dividends and
distributions                                1.50       --     2.33     2.24     3.08
                                            =====    =====    =====    =====    =====

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 2005, fixed charges exceeded earnings by $629 million. Earnings as defined include asset impairment charges of $1.184 billion.

(c) In 2004, we consolidated the MCV Partnership and the FMLP in accordance with Revised FASB Interpretation No. 46.

(d) For 2004, fixed charges, adjusted as defined, include $25 million of interest cost that was capitalized prior to 2004 and subsequently expensed in 2004.

(e) We determined that we do not hold the controlling interest in our trust preferred security structures and those securities were deconsolidated as of December 31, 2003. Therefore, our trust preferred securities that were previously included in mezzanine equity are reflected in Long-term debt.